SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                -----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. )(1)

                           GREG MANNING AUCTIONS, INC.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                    563823103
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                                 (CUSIP number)

                               BRUCE A. RICH, ESQ.
                       BECKER, GLYNN, MELAMED & MUFFLY LLP
                                 299 Park Avenue
                            New York, New York 10171
                                 (212) 888-3033
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  JULY 25, 1997
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             (Date of event which requires filing of this statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

            Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 563823103                           Page 2 of 6
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================================================================================
          1            NAME OF REPORTING PERSONS
                       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                AFINSA BIENES TANGIBLES S.A.
                                (No S.S. or I.R.S. Identification No.)
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          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                                         (b) / /
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          3            SEC USE ONLY
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          4            SOURCE OF FUNDS*

                               WC
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          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEM 2(d) OR 2(e)                        / /
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          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                                 SPAIN
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     NUMBER OF       7         SOLE VOTING POWER
       SHARES                       291,000
                   -------------------------------------------------------------
  BENEFICIALLY
    OWNED BY         8         SHARED VOTING POWER
                                      -0-
                   -------------------------------------------------------------
     EACH
    REPORTING        9         SOLE DISPOSITIVE POWER
                                    291,000
                   -------------------------------------------------------------
    PERSON WITH
                    10         SHARED DISPOSITIVE POWER
                                      -0-
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         11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        291,000
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         12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                         / /
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         13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           6.6%
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         14         TYPE OF REPORTING PERSON*

                              CO
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                      SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 563823103                           Page 3 of 6
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Item 1.     SECURITY AND ISSUER.

            This statement relates to shares (the "Shares") of the common stock, par value $.01 per share ("Common Stock"), of Greg Manning Auctions, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 775 Passaic Avenue, West Caldwell, New Jersey 07006.

Item 2.     IDENTITY AND BACKGROUND.

            This  statement  is  filed  by  AFINSA  Bienes   Tangibles  S.A.,  a
corporation organized under the laws of Spain ("AFINSA").

            The principal business address of AFINSA is Lagasca, 88, 28001 Madrid, Spain.

            The principal business of AFINSA is the trading and auctioning of rare stamps, coins, art objects, and antiques.

            For information with respect to the identity and background of each director and executive officer of AFINSA, see Schedule A attached hereto.

            During the last five years, neither AFINSA nor, to the best of its knowledge, any person identified on Schedule A has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which AFINSA or such person, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            All persons identified on Schedule A are citizens of Spain.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The source of funds used in making the purchases is working capital of AFINSA. The aggregate purchase price of the 291,000 Shares of Common Stock funds is approximately $571,906.

Item 4.     PURPOSE OF TRANSACTION.

            The acquisition of the Shares of the Issuer is solely for investment purposes. Further acquisitions or sales of Shares may be made for investment purposes.

            Following conversations held in Spring 1997, AFINSA understands that, after AFINSA has acquired stock of the Issuer, the Issuer's management would propose to the Board of Directors of the Issuer that AFINSA be given the opportunity to nominate a director to fill a currently vacant seat in the Board of Directors of the Issuer.

            Other than as set forth herein, AFINSA has no current plans which relate to or would result in any of the events described in Items (a) through
(j) of the instructions to this Item 4 of Schedule 13D.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) As of July 31, 1997, the aggregate number of Shares of Common Stock beneficially owned by AFINSA is 291,000, representing approximately 6.6%
of the total number of Shares of Common Stock outstanding, based on 4,419,997 Shares of Common Stock represented by the Issuer as outstanding as of April 22, 1997 in the Issuer's Quarterly Report on Form 10-QSB for the period ended March 31, 1997.


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CUSIP NO. 563823103                           Page 4 of 6
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            (b)  AFINSA has sole power to vote or direct the vote and to dispose or direct the disposition of the Shares of the Issuer that are the subject of this Schedule 13D.

            (c) Information concerning transactions in respect of the Common Stock effected by AFINSA in the past 60 days is set forth in Schedule B hereto.

            (d) Not applicable.

            (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Following conversations held in Spring 1997, AFINSA understands that, after AFINSA has acquired Shares of the Issuer, the Issuer's management would propose to the Board of Directors of the Issuer that AFINSA be given the opportunity to nominate a director to fill a currently vacant seat in the Board of Directors of the Issuer.

Item 7.     MATERIALS TO BE FILED AS EXHIBITS.

            None.


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 4, 1997

                                             AFINSA BIENES TANGIBLES S.A.

                                             By: /s/ Ramon Egurbide Urigoitia
                                                 ----------------------------
                                                 Sub-Director General

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CUSIP NO. 563823103                           Page 5 of 6
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                                   SCHEDULE A

                     AFINSA DIRECTORS AND EXECUTIVE OFFICERS


Name                                Principal Occupation or Employment
----                                ----------------------------------

Albertino de Figueiredo             President and Chairman

Juan Antonio Cano Cuevas            Chief Executive Officer (Director General)

Vicente Martin Pena                 Executive Vice President - Marketing
                                    (Sub-director General)

Ramon Egurbide Urigoitia            Executive Vice President - Administration
                                    and Finance (Sub-director General)

Fernando Burdiel                    Vice President - Business

Carlos de Figueiredo                Vice President - Philately

Joaquin Abajo                       General Counsel

Emilio Ballester                    Tax Advisor (Consultor Fiscal)


All the  officers  listed  above  are  also  directors  of  AFINSA  (Consejo  de
Direccion). The business address of all executive officers and directors is Lagasca 88, 28001 Madrid, Spain.


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CUSIP NO. 563823103                           Page 6 of 6
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                                   SCHEDULE B

            TRANSACTIONS IN COMMON STOCK FROM 5/26/97 THROUGH 7/31/97


    DATE               QUANTITY              PRICE            TRANSACTION TYPE
    ----               --------              -----            ----------------

 6/25/97                  3,500             1.7118          Open Mkt. Purchase
 6/26/97                 11,500             1.9198          Open Mkt. Purchase
 6/30/97                 32,500             1.9783          Open Mkt. Purchase
  7/1/97                  2,000             1.9680          Open Mkt. Purchase
  7/2/97                  6,000             1.9680          Open Mkt. Purchase
  7/3/97                  4,500             1.9680          Open Mkt. Purchase
  7/7/97                 16,500             1.9680          Open Mkt. Purchase
  7/8/97                 12,000             2.0000          Open Mkt. Purchase
 7/16/97                 15,000             2.0262          Open Mkt. Purchase
 7/17/97                 10,000             2.0262          Open Mkt. Purchase
 7/21/97                 17,500             2.0000          Open Mkt. Purchase
 7/24/97                 25,000             2.0000          Open Mkt. Purchase
 7/25/97                 75,000             1.9646          Open Mkt. Purchase
 7/29/97                 30,000             1.9375          Open Mkt. Purchase
 7/30/97                  5,000             1.9375          Open Mkt. Purchase
 7/31/97                 25,000             1.9062          Open Mkt. Purchase


Each of the above transactions was effected by Banco Santander on behalf of AFINSA.